November 22, 2023

VIA EDGAR CORRESPONDENCE

Ms. Nasreen Mohammed

Mr. Adam Phippen

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re:         V2X, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K dated November 6, 2023

File No. 001-36341

Dear Ms. Mohammed and Mr. Phippen:

This letter is being submitted in response to the letter dated November 7, 2023 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filing of V2X, Inc. (“we,” “us,” “our,” “V2X” or the “Company” and, with respect to periods prior to the consummation of the business combination described below, “Vectrus”). For your convenience, we produce the Staff’s comment in bold print below, and follow the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Note 3. Mergers and Acquisitions, page F-15

1.	Please tell us how you determined you were the accounting acquirer in the merger with Vertex citing authoritative literature that supports your conclusion. Refer to ASC 805-10-25-5 and 805-10-55-11 through 55-15. Among other relevant considerations, please tell us how you considered that Vertex shareholders were issued 18,592,000 shares representing 61% of outstanding shares immediately after the acquisition.

Response:

For each business combination, one of the combining entities must be identified as the accounting acquirer pursuant to ASC 805. In connection with its business combination with Vertex Aerospace Services Holding Corp. (“Vertex”), the Company conducted a thorough analysis based on the guidance in ASC 805 Business Combinations and determined that legacy Vectrus was the accounting acquirer.

In accordance with guidance ASC 805-10-25-5, the Company first considered whether Vertex, as the legal acquiree, was a Variable Interest Entity (“VIE”) on the basis of guidance in ASC 810-10-15-14. The Company determined that Vertex was not a VIE because Vertex did not meet any of the criteria for a VIE, specifically:

•	Insufficient equity investment at risk – Vertex had sufficient equity at risk to finance its activities without subordinated financial support and had been able to secure third-party debt at market rates prior to the business combination. Further, the combined company expected to continue to be able to secure third-party debt at market rates after consummation of the business combination.

•	Equity investors at risk, as a group, lack the characteristics of a controlling financial interest – The legacy owners of Vectrus and Vertex, as a group, are able to exercise control over V2X, and indirectly over legacy Vertex (which became a wholly-owned subsidiary of V2X as a result of the business combination), through their voting rights as shareholders of a public company. Therefore, the Company concluded that the equity investors at risk, as a group, will have the characteristics of a controlling financial interest.

•	Non-substantive voting rights – As a result of the consummation of the business combination, the successor to Vertex is a wholly owned subsidiary of legacy Vectrus, thus this condition will not apply. Additionally, even though Vertex Holdco obtained approximately 62% (including ownership by former Vertex employees) at the time of the merger of the outstanding shares of Vectrus on a fully diluted basis, substantially all of the activities of the combined company will not be conducted on behalf of Vertex Holdco.

After concluding that Vertex is not a VIE, it considered whether one of the entities obtained a controlling financial interest in the other.

ASC 810-10-15-8 creates a general inference that ownership of a majority voting interest results in a controlling financial interest. In connection with the consummation of the business combination, Vertex shareholders received approximately 62% of the outstanding shares of the combined company on a fully diluted basis (including ownership by Vertex Aerospace Holding, LLC, and affiliate of American Industrial Partners Capital Fund VI, L.P. (“Vertex Holdco”), of approximately 60.1% of the outstanding shares as of December 31, 2022, as noted in V2X’s 2022 Form 10-K filing), while legacy Vectrus shareholders continued to own approximately 38% of the issued and outstanding shares of the combined company on a fully diluted basis.

ASC 810-10-15-8 acknowledges, however, that the power to control may exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

In this case, the merger agreement between Vectrus and Vertex and the shareholders agreement that AIP and certain other legacy shareholders of Vertex entered into with Vectrus in connection with the business combination contained governance terms that restricted the ability of Vertex Holdco and other legacy Vertex stockholders from exercising control over the combined company.

Significantly, Vectrus had the contractual right to designate a majority of the board of directors of the combined company.

Further, the shareholders agreement grants consent rights to Vertex Holdco for the combined company to take certain actions, including capital expenditures in excess of $50 million during any fiscal year, the incurrence of third-party debt that would cause the combined company’s total net leverage ratio to exceed 4.5x, and the termination and hiring of the CEO and CFO.

These consent rights constitute “protective rights” pursuant to ASC 810-10 – i.e., “only protective in nature and that do not allow the … noncontrolling shareholders to participate in significant financial and operating decisions of the … corporation that are made in the ordinary course of business.”

Further, the shareholders agreement does not provide Vertex Holdco with the ability to unilaterally require the combined company to take any actions. For example, Vertex Holdco does not have the right to select management or to determine the compensation of the officers, and cannot unilaterally cause the Company to make capital expenditures or incur third party indebtedness. All of these factors were indicative of noncontrolling status for Vertex Holdco and the other legacy Vertex shareholders.

Accordingly, the governance structure that was contractually agreed to pursuant to the merger agreement and the shareholders agreement supported a determination that Vertex was not the accounting acquirer despite the fact that legacy Vertex shareholders owned a majority of the outstanding shares of the combined company.

When the identification of the accounting acquirer is not clear based on the guidance in ASC 810, the identification of the accounting acquirer should be based on an evaluation of “pertinent facts and circumstances.”

In evaluating the relevant facts and circumstances, the Company considered the guidance in ASC 805-10-55-12 through ASC 805-10-55-15 to determine which entity would be the accounting acquirer (and determined that the guidance in ASC 805-10-55-11 was not applicable because the business combination was not a cash transaction). Based on that guidance, the Company identified the following key factors that supported Vectrus as the accounting acquirer:

•	Composition of Governing Body – As noted above, the board of directors of the combined company is comprised of 11 directors, of which Vectrus designated 6 directors from the legacy Vectrus board of directors and Vertex designated 5 directors. Board action generally requires a simple majority vote of the board.

•	Chairman of the Board – Pursuant to the merger agreement, Vectrus designated Mary Howell, a legacy Vectrus director, as the chairman of the board.

•	Composition of Board Committees – Pursuant to the merger agreement and the shareholders agreement, each of the committees of the board (other than the audit committee) has four members, of which Vertex Holdco is granted two members (for so long as former Vertex stockholders’ ownership of the combined company remains above 34%). The audit committee is composed entirely of legacy Vectrus directors. The chair of each of the board committees that the Company is required by NYSE standards to maintain as a standing committee is a legacy Vectrus director.

•	Composition of Senior Management – The chief executive officer, the chief operating officer, the chief financial officer, the chief legal officer, the chief accounting officer and the treasurer, among other senior management positions, for the combined company upon consummation of the business combination were all members of Vectrus’s legacy senior management team.

•	Headquarters – The headquarters of the combined company remained the Colorado Springs, Colorado headquarters location of Vectrus immediately after the consummation of the business combination. The Company has since formally relocated its headquarters to Vectrus’s office facility located in northern Virginia. Vertex was headquartered in Mississippi prior the business combination.

•	Initiation of the Transaction – Vectrus had previously pursued acquisitions of Vertex and the TTS Business that later became part of Vertex:

o	In 2018, Mr. Michael J. Smith (Vice President, Treasury, Investor Relations and Corporate Development at Vectrus) contacted an advisor to L3 Technologies to express an interest in L3 Technologies’ sale of Vertex.

o	In October 2020, Ms. Susan D. Lynch (Senior Vice President and Chief Financial Officer at Vectrus) contacted a member of Raytheon Technologies Corporation’s (“Raytheon”) senior leadership team to gauge Raytheon’s receptiveness to a potential divestiture of certain of its technical services assets comprising the Defense Training and Mission Critical Services business, referred to in this proxy statement as the “TTS Business,” and to communicate to Raytheon that Vectrus would be interested in a potential acquisition of such business if Raytheon were ever to pursue a strategic exit of the same.

o	In March 2021, Vectrus was notified by Raytheon’s financial advisor of Raytheon’s intent to conduct a process to sell the TTS Business. Vectrus expressed its continued interest in acquiring the business and received certain materials prepared for prospective bidders in connection with the sale. However, in April 2021, Vectrus determined not to pursue the opportunity due to, among other things, Vectrus senior management’s impression of the competitive interest in the business from other third parties and the perception that other potential interested third parties would have significantly greater financial capacity to meet Raytheon’s preference for an all-cash acquisition. As a result of the foregoing, Vectrus further determined that, despite the attractiveness of the potential opportunity, Vectrus’ resources and the focus of its management would be better spent, at that time, on its strategic business plan and continuing to pursue other potential opportunities if and when they arose.

The Company also considered that the relative size of the companies and the relative voting rights of legacy shareholders of Vectrus and Vertex could indicate that Vertex was the accounting acquirer, but noted in this regard that Vertex was not significantly larger than Vectrus and the relative voting rights did not provide legacy Vertex stockholders with control of the combined company.

After careful consideration of these and other facts and circumstances, the Company determined that the factors supporting a determination that Vectrus was the accounting acquirer outweighed the factors supporting a determination that Vertex was the accounting acquirer.

Form 8-K Filed November 6, 2023

Exhibit 99.1, page 1

2.	Reference is made to your disclosure of Adjusted EBITDA on pages 1 and 2. Please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles. Refer to Item 10(e)(l)(i)(A) of Regulation S-K.

Response:

In future filings, we will present the most directly comparable GAAP financial measure of Adjusted EBITDA with equal or greater prominence.

If you have any questions or comments with regard to our response or other matters, please call the undersigned at 703-657-8240.

Very truly yours,

/s/ Shawn M. Mural
Shawn M. Mural
Senior Vice President and Chief Financial Officer

cc:   Mary L. Howell, Non-Executive Chairman of the Board of Directors

Stephen L. Waechter, Audit Committee Chairman

Melvin R. Parker, Audit Committee Member

Eric M. Pillmore, Audit Committee Member

Phillip C. Widman, Audit Committee Member

Charles L. Prow, President, Chief Executive Officer and Director

Kevin T. Boyle, Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

William B. Noon, Corporate Vice President and Chief Accounting Officer

Sarita B. Malakar, Deputy General Counsel and Assistant Secretary

Kelly L. Anderson, Lead Client Service and Audit Partner, RSM US LLP